Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Number 333-221410

Carlisle Companies Incorporated

Final Term Sheet

$400,000,000 3.500% Notes due 2024
$600,000,000 3.750% Notes due 2027

Issuer:	Carlisle Companies Incorporated

Principal Amount:	2024 Notes: $400,000,000 2027 Notes: $600,000,000

Maturity:	2024 Notes: December 1, 2024 2027 Notes: December 1, 2027

Coupon:	2024 Notes: 3.500% 2027 Notes: 3.750%

Yield to Maturity:	2024 Notes: 3.517% 2027 Notes: 3.798%

Trade Date:	November 13, 2017

Settlement Date:	November 16, 2017 (T+3)

CUSIP/ISIN:	2024 Notes: 142339AG5 / US142339AG53 2027 Notes: 142339AH3 / US142339AH37

Price to Public:

2024 Notes: 99.893% of the principal amount of the Notes, plus accrued interest, if any, from November 16, 2017
2027 Notes: 99.601% of the principal amount of the Notes, plus accrued interest, if any, from November 16, 2017

Purchase Price by Underwriters:

2024 Notes: 99.268% of the principal amount of the Notes, plus accrued interest, if any, from November 16, 2017
2027 Notes: 98.951% of the principal amount of the Notes, plus accrued interest, if any, from November 16, 2017

Interest Payment Dates:	Each June 1 and December 1, commencing June 1, 2018

Benchmark Treasury:	2024 Notes: 2.250% due October 31, 2024 2027 Notes: 2.250% due November 15, 2027

Treasury Price & Yield:	2024 Notes: 99-28+; 2.267% 2027 Notes: 98-22; 2.398%

Spread to Benchmark Treasury:	2024 Notes: 125 bps 2027 Notes: 140 bps

Optional Redemption:

Prior to October 1, 2024, in the case of the 2024 Notes, and September 1, 2027, in the case of the 2027 Notes, (two months and three months prior to maturity of the 2024 Notes and the 2027 Notes, respectively) (each, the applicable “Par Call Date”), the Notes may be redeemed at the option of the Issuer, in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the applicable Par Call Date (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate on such redemption date plus 20 basis points and 25 basis points for the 2024 Notes and the 2027 Notes, respectively, plus, in each case, accrued and unpaid interest to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes at its option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Offer to Purchase Upon Change of Control Triggering Event:

If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, the Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	TD Securities (USA) LLC Mizuho Securities USA LLC

Co-Managers:	HSBC Securities (USA) Inc. PNC Capital Markets LLC

It is expected that delivery of the Notes will be made against payment therefor on or about November 16, 2017, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as ‘‘T+3’’). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or e-mailing dg.prospectus_requests@baml.com, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.